SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 333-97035

NOTIFICATION OF LATE FILING

(Check One):	|_| Form	10-K |_|	Form 11-K |_|	Form 20-F |_|	Form 10-Q |X|

|_|	Form N-SAR	|_|
For Period Ended:______________________________
|_|	Transition Report on Form 10-K	|_|	Transition Report on Form 10-Q
|_|	Transition Report on Form 20-F	|_|	Transition Report on Form N-SAR
|_|	Transition Report on Form 11-K
For Period Ended:______________________________

Read attached instruction sheet before preparing form. Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
  _____________________________________________________________________________________
_____________________________________________________________________________________

PART I
REGISTRANT INFORMATION

Full name of registrant    Tidelands Bancshares, Inc.
Former name if applicable
N/A
Address of principal executive office (Street and number)
875 Lowcountry Boulevard
City, state and zip code    Mount Pleasant, South Carolina 29464

PART II
RULE 12b-25 (b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X|	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)    The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

        Due to the closing of the company’s stock offering at July 31, 2003, the company has been unable to properly complete certain accounting matters and provide data requested by the company’s independent accountants within the prescribed time period. This information could not have been obtained without unreasonable effort or expense to the company. The company will file its Quarterly Report on Form 10-QSB for the period ended June 30, 2003 within 5 days from August 14, 2003.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification Robert E. Coffee, Jr. (843) 388-8433 (Name) (Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
|X| Yes |_| No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|_| Yes |X| No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        The company is still in the start-up stage and has not yet commenced operations.

Tidelands Bancshares,Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2003	/s/ Robert E. Coffee, Jr.
Robert E. Coffee, Jr.
President and Chief Executive Officer